EXHIBIT 99.14

Press Release

Combined Shareholders’ Meeting of May 29, 2020

Approval of resolutions proposed by the Board of Directors

Paris, May 29, 2020 – The Combined Shareholders’ Meeting of Total S.A. was held as a closed session at the Company’s registered office, on May 29, 2020, under the chairmanship of Mr. Patrick Pouyanné. The Shareholders adopted all resolutions approved by the Board of Directors, including:

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Approval of the 2019 financial statements, the payment of a dividend for 2019 of 2.68 euros per share, as well as the option for the payment in shares of the final 2019 dividend of 0.68 euro per share,

–	Renewal of the terms of office as Director of Mrs. Patricia Barbizet and

–	Mrs. Marie-Christine Coisne-Roquette as well as for Mr. Mark Cutifani for a three-year period,

–	Nomination as Director of Mr. Jérôme Contamine for a three-year period,

–	Various elements related to the remuneration of the Directors,

–	Elements of compensation due or granted to the Chairman and Chief Executive Officer for the 2019 financial year and the compensation policy for 2020,

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Approval of the conversion of the Company to a European company and the adoption of the Articles of Association of the Company in its new European corporate form, including other various modifications, notably related to the consideration by the Board of Directors of the social and environmental challenges of the Company’s activities,

–	Various delegations of authority and financial authorizations granted to the Board of Directors.

The resolution proposed by a group of shareholders and that the Board of Directors recommended not to approve, has been rejected by a vast majority (83.2%) of shareholders.

The full results of the votes and the presentations made to the shareholders will be available on the website total.com.

During the Shareholders’ Meeting, Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, presented in particular the way the Group has organized itself to deal with health and economic crises. He gave an update on the implementation of the Group’s strategy and presented the Company’s new climate ambition by 2050.

He also announced the decision of the Board of Directors to appoint Mrs. Marie-Christine Coisne-Roquette as Lead Director, thus replacing Mrs. Patricia Barbizet in these missions, at the end of the Shareholders’ Meeting. Mrs. Marie-Christine Coisne-Roquette will chair the Governance and Ethics Committee. Mr. Cutifani and Mr. Patrick Artus agreed to take the chairmanship of the Compensation Committee and the Audit Committee, respectively. The Board of Directors and the Chairman and Chief Executive Officer, on behalf of all shareholders, thanked Mrs. Patricia Barbizet for her role as Lead Director since her appointment on December 18, 2015.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com |

Investor Relations: +44 (0)207 719 7962 | ir@total.com |

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.